

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2021

Shiong Han Wee
Chief Financial Officer
WECONNECT Tech International, Inc.
25, Jln Puteri 7/15
Bandar Puteri, 47100 Puchong
Selangor, Malaysia

> **Re: WECONNECT Tech International, Inc.**
> **Form 10-K for the Fiscal Year Ended July 30, 2020**
> **Filed June 7, 2021**
> **File No. 000-52879**

Dear Mr. Wee:

We have reviewed your August 2, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2021 letter.

Form 10-K for the Fiscal Year Ended July 31, 2020

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your response to prior comments one and two. Please amend your Form 10-K for the period ended July 31, 2020 to include the audit report of Total Asia Associates PLT and the revised audit report of Olayinka Oyebola & Co.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services